SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                             ML MEDIA PARTNERS, L.P.
                       (Name of Subject Company (Issuer))

                               AKULA PARTNERS LLC
                             AQUITANIA PARTNERS L.P.
                          AQUITANIA (QP) PARTNERS L.P.
                            MAURETANIA PARTNERS L.P.
                             PROVIDENCE CAPITAL, LLC
                      (Names of Filing Persons (Offerors))

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                   55307J 10 2
                      (CUSIP Number of Class of Securities)

                                  Vince Vertin
                             Providence Capital, LLC
                          261 School Avenue, Suite 400
                           Excelsior, Minnesota 55331
                                 (952) 401-6100
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 With copies to:

                              Brian T. Black, Esq.
                            Matthew F. Bergmann, Esq.
                              Winston & Strawn LLP
                              35 West Wacker Drive
                             Chicago, Illinois 60601
                                 (312) 558-5600

                            CALCULATION OF FILING FEE


TRANSACTION VALUATION*                                      AMOUNT OF FILING FEE
---------------------                                       --------------------

   $  9,870,000.00                                               $  798.48

----------

*For purposes of calculating the filing fee only. This amount assumes the purchase of 13,160 Units of the subject company at $750 in cash per Unit. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $80.90 per million of the aggregate amount of the cash offered by the Purchaser.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable             Filing Party:  Not Applicable
Form or Registration Number: Not Applicable        Date Filed:  Not Applicable

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

ITEM 1.   SUMMARY TERM SHEET.

          The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.   SUBJECT COMPANY INFORMATION.

(a) The name of the subject company is ML Media Partners, L.P., a Delaware limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is Four World Financial Center, 23rd Floor, New York, New York 10080, and its telephone number at that address is (800) 288-3694.

(b) The Partnership has 187,994 units of limited partnership interest ("Units") outstanding, according to the Partnership's publicly available filings.

(c) The information set forth in the "Summary Term Sheet" and Section 8 - "Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSONS.

(a)-(c) The information set forth in the "Introduction," Section 11 - "Certain Information Concerning the Purchaser" and in Schedule I of the Offer to Purchase is incorporated herein by reference. The principal business address of Akula Partners LLC, a Delaware limited liability company (the "Purchaser"), and each of Aquitania Partners L.P., Aquitania (QP) Partners L.P., Mauretania Partners L.P. and Providence Capital, LLC (collectively, the "Co-Bidders") is 261 School Avenue, Suite 400, Excelsior, Minnesota 55331. The business telephone number of the Purchaser and each of the Co-Bidders is (952) 401-6100. During the last five years, neither the Purchaser nor any of the Co-Bidders (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 4.   TERMS OF THE TRANSACTION.

(a) This Schedule TO relates to the offer by the Purchaser to purchase up to 13,160 Units for cash at a price equal to $750 per Unit, reduced by any cash distributions made or declared on or after November 13, 2003 (the "Offer Date") (to the extent the Purchaser does not receive such distributions with respect to any Units accepted for payment), without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 13, 2003 (the "Offer to Purchase") and in the related Agreement of Assignment and Transfer, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, as each may be supplemented or amended from time to time.

The information set forth in Section 1 - "Terms of the Offer" through Section 7
- "Certain Federal Income Tax Consequences" of the Offer to Purchase is incorporated herein by reference.

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

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)       Not applicable.

(b) The information set forth under the caption "Introduction - Past Contacts with the Partnership" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1)-(7) The information set forth in Section 9 - "Purpose of the Offer; Future Plans" of the Offer to Purchase is incorporated herein by reference. Except as set forth therein, neither the Purchaser nor any of the Co-Bidders has or has had any plans, proposals or negotiations that relate to or would result in any of the transactions or matters described in clauses (c)(1) through (c)(7) of Regulation M-A.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in Section 11 - "Certain Information Concerning the Purchaser" and Section 12 - "Source of Funds" of the Offer to Purchase is incorporated herein by reference.

(b), (d)  Not applicable.

ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)-(b) The information set forth in Section 11 - "Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 15 - "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

The information set forth in Section 11 - "Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

(a) The information set forth in Section 14 - "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.  EXHIBITS.

(a) (1)   Offer to Purchase dated November 13, 2003.
(a) (2)   Form of Agreement of Assignment and Transfer.
(a) (3)   Letter to Unitholders dated November 13, 2003.
(a) (4)   Summary Publication of Notice of Offer dated November 13, 2003.
(a) (5) Agreement of Confidentiality between Providence Capital, LLC and the Partnership dated November 12, 2003.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

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

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify, in each of the capacities set forth below, that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2003

                           AKULA PARTNERS LLC

                               By: PROVIDENCE CAPITAL, LLC

                               By:  /s/ JOHN C. KOPCHIK
                                    -----------------------
                                     President


                           AQUITANIA PARTNERS L.P.

                               By: PROVIDENCE CAPITAL, LLC

                               By:  /s/ JOHN C. KOPCHIK
                                    -----------------------
                                     President


                           AQUITANIA (QP) PARTNERS L.P.

                               By: PROVIDENCE CAPITAL, LLC

                               By:  /s/ JOHN C. KOPCHIK
                                    -----------------------
                                     President


                           MAURETANIA PARTNERS L.P.

                               By: PROVIDENCE CAPITAL, LLC

                               By:  /s/ JOHN C. KOPCHIK
                                    -----------------------
                                     President


                           PROVIDENCE CAPITAL, LLC


                           By:  /s/ JOHN C. KOPCHIK
                                ---------------------------
                                President

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

                                  EXHIBIT INDEX

Exhibit           Description

(a) (1)   Offer to Purchase dated November 13, 2003.
(a) (2)   Form of Agreement of Assignment and Transfer.
(a) (3)   Letter to Unitholders dated November 13, 2003.
(a) (4)   Summary Publication of Notice of Offer dated November 13, 2003.
(a) (5) Agreement of Confidentiality between Providence Capital, LLC and the Partnership dated November 12, 2003.

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